Filed Pursuant to Rule 433
Registration Statement No. 333-293482

Final Term Sheet

Otis Worldwide Corporation

$500,000,000 5.825% Notes due 2036

Issuer:	Otis Worldwide Corporation

Offering Format:	SEC Registered

Title of Securities:	5.825% Notes due 2036 (the “Notes”)

Trade Date:	November 2, 2026

Settlement Date*:	November 5, 2026 (T+3)

Expected Ratings (Moody’s / S&P)**:	Baa1 / BBB

Principal Amount:	$500,000,000

Maturity Date:	November 5, 2036

Interest Payment Dates:	May 5 and November 5 of each year, beginning on May 5, 2027

Benchmark Treasury:	4.625% UST due August 15, 2036

Benchmark Treasury Price/Yield:	98-02 / 4.875%

Spread to Benchmark Treasury:	+95 basis points

Yield to Maturity:	5.825%

Price to Public:	100.000% of the principal amount

Coupon:	5.825%

Day Count Convention:	30/360

Underwriting Discount:	0.650%

Make-Whole Call:	At any time and from time to time, prior to August 5, 2036, Treasury Rate plus 15 basis points

Par Call:	On or after August 5, 2036 (three months prior to the maturity date of the Notes)

Change of Control Offer:	101%

Minimum Denominations:	$2,000 x $1,000

Net Proceeds (before expenses):	$496,750,000

Use of Proceeds
The Issuer intends to use the net proceeds from this offering, together with cash on hand, to fund the repayment at maturity of its 2.293% Notes due April 5, 2027, of which $500 million principal amount was outstanding as of September 30, 2026.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc.

Senior Co-Managers:
Barclays Capital Inc.
BNP Paribas Securities Corp.
Commerz Markets LLC
Deutsche Bank Securities Inc.
Intesa Sanpaolo IMI Securities Corp.
Loop Capital Markets LLC
Santander US Capital Markets LLC
SG Americas Securities, LLC
UniCredit Capital Markets LLC

Co-Managers:	Academy Securities, Inc. ICBC Standard Bank Plc Westpac Capital Markets LLC

CUSIP / ISIN:	68902V AU1 / US68902VAU17

* Settlement Period: The closing will occur on November 5, 2026, which will be more than one business day after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in one business day, unless the parties to a trade expressly agree otherwise.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (File No. 333-293482), including a prospectus dated February 13, 2026 and a preliminary prospectus supplement dated November 2, 2026, with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement, the preliminary prospectus supplement for the offering to which this communication relates and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: Citigroup Global Markets Inc., telephone: 1-800-831-9146; Goldman Sachs & Co. LLC, telephone: 1-866-471-2526 or email: prospectus-ny@ny.email.gs.com or HSBC Securities (USA) Inc. at 1-866-811-8049. You are advised to obtain a copy of the prospectus and related prospectus supplement for the offering to which this communication relates and to carefully review the information contained or incorporated by reference therein before making any investment decision.

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